November 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (770) 474-8947

David H. Gill
President and Chief Executive Officer
Henry County Bancshares, Inc.
4806 N. Henry Boulevard
Stockbridge, GA  30281

	Re:	Henry County Bancshares, Inc.
		Form 10-K for the year ended December 31, 2004
		Schedule 14A filed March 16, 2005
      File No. 0-49789

Dear Mr. Gill:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you revise your future filings, beginning with your next Form 10-K, in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please refer to Item 601 of Regulation S-K and revise future filings to provide your annual report contained in the definitive proxy statement as Exhibit 13 to your Form 10-K.




Financial Statements

Note 1 - Summary of Significant Accounting Policies

Loans Held for Sale, page 8

2. Please revise to disclose any recourse provisions related to your sold loan agreements and how you accountant for them.

Note 7 - Mortgage Banking Income, page 15

3. Considering that you disclose that held for sale loans are sold with servicing released in Note 1, please revise to clarify how you derive revenues from the sale of mortgage servicing rights. Your revisions should clarify how you considered paragraph 61 of SFAS 140 in determining the appropriateness of your accounting.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with drafts of your intended revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


David H. Gill
Henry County Bancshares, Inc.
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